File No. [•]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

BIP Ventures Evergreen BDC, BIP Capital, LLC, BIP Capital Management Services, LLC, BIP Capital Mini Fund, LP, BIP Capital Mini Fund II, LP, BIP Capital Mini Fund II-QP, LP, BIP Capital Mini Fund III, LP, BIP Capital Mini Fund III-QP, LP, BIP Capital Mini Fund IIIb, LP, BIP Capital Mini Fund IIIb-QP, LP, BIP Capital Venture Fund IV, LP, BIP Capital Venture Fund IV-QP, LP, Panoramic Annex Fund 4, LP, Panoramic Annex Fund 4-QP, LP, Panoramic Venture Fund 5, LP, Panoramic Venture Fund 5-QP, LP, BIP Capital 2080 Media Equity VII, LLC, BIP Capital 2080 Media Equity X, LLC, BIP Capital AchieveIt Series E-1, LLC, BIP Capital ConnexPay Convertible Note I, LLC, BIP Capital ConnexPay Equity I, LLC, BIP Capital Huddle Convertible Note, LLC, BIP Capital Huddle Equity II, LLC, BIP Capital PAN Convertible Note, LLC, BIP Capital PAN Equity I, LLC, BIP Capital PAN Equity II, LLC, BIP Capital Wellview Senior Debt II, LLC, Panoramic Trella Acquisition I, LP, Panoramic Trella Acquisition I-QP, LP, Panoramic UserIQ Equity II, LLC, Panoramic Wellview Sentry Merger I, LLC, Panoramic Annex Fund 4b, LP, Panoramic Annex Fund 4b-QP, LP, Panoramic Mediafly Equity I, LLC, Panoramic ShiftMed Equity I, LLC, Panoramic ShiftMed Equity I-QP, LLC, Panoramic Connexpay Equity II-AI, LLC, Panoramic Connexpay Equity II-QP, LLC, BIP Capital 2080 Media Investments IV, LLC, BIP Capital 2080 Media Investment V, LLC, BIP Capital 2080 Media Investment VI, LLC, BIP AchieveIt Investments, LLC, BIP VoApps Series A, LLC, BIP Early Stage Fund I, LP, BIP Early Stage Fund I-QP, LP, BIP Capital AchieveIt Series D, LLC, BIP Capital AchieveIt Series E, LLC, BIP Capital Growth Fund III, LP, BIP Capital Growth Fund III-QP, LP, BIP Capital Wellview Series A-3, LLC, BIP Capital Huddle I, LLC, BIP Capital Huddle I-QP, LLC, BIP Capital EmpowHR Convertible Note I, LLC, BIP Capital EmpowHR Convertible Note II, LLC, Panoramic EmpowHR Equity I, LLC, Panoramic ShiftMed Equity II-AI, LLC, Panoramic ShiftMed Equity II-QP, LLC, Panoramic 2080 Media Equity XI-AI, LLC, Panoramic 2080 Media Equity XI-QP, LLC, Panoramic Joymo Equity I, LLC, BIP Ventures Velocity Convertible Note I, LLC, BIP Ventures Annex Fund 5-AI, LP, BIP Ventures Annex Fund 5-QP, LP

3575 Piedmont Rd NE

Building 15, Suite 730

Atlanta, GA 30305

678-528-7951

APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE

17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Todd Knudsen

Chief Financial Officer

BIP Ventures Evergreen BDC

3575 Piedmont Rd NE

Building 15, Suite 730

1

Atlanta, GA 30305

678-528-7951

tknudsen@bipventures.vc

Kara Mullins
Senior Vice President, Finance
BIP Ventures
3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305

Copies to:

Blake E. Estes, Esq. Alston & Bird LLP 90 Park Avenue New York, NY 10016 (212) 210-9415 Blake.Estes@alston.com

June 12, 2025

2

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

3

 In the Matter of:

BIP Ventures Evergreen BDC, BIP Capital, LLC, BIP Capital Management Services, LLC, BIP Capital Mini Fund, LP, BIP Capital Mini Fund II, LP, BIP Capital Mini Fund II-QP, LP, BIP Capital Mini Fund III, LP, BIP Capital Mini Fund III-QP, LP, BIP Capital Mini Fund IIIb, LP, BIP Capital Mini Fund IIIb-QP, LP, BIP Capital Venture Fund IV, LP, BIP Capital Venture Fund IV-QP, LP, Panoramic Annex Fund 4, LP, Panoramic Annex Fund 4-QP, LP, Panoramic Venture Fund 5, LP, Panoramic Venture Fund 5-QP, LP, BIP Capital 2080 Media Equity VII, LLC, BIP Capital 2080 Media Equity X, LLC, BIP Capital AchieveIt Series E-1, LLC, BIP Capital ConnexPay Convertible Note I, LLC, BIP Capital ConnexPay Equity I, LLC, BIP Capital Huddle Convertible Note, LLC, BIP Capital Huddle Equity II, LLC, BIP Capital PAN Convertible Note, LLC, BIP Capital PAN Equity I, LLC, BIP Capital PAN Equity II, LLC, BIP Capital Wellview Senior Debt II, LLC, Panoramic Trella Acquisition I, LP, Panoramic Trella Acquisition I-QP, LP, Panoramic UserIQ Equity II, LLC, Panoramic Wellview Sentry Merger I, LLC, Panoramic Annex Fund 4b, LP, Panoramic Annex Fund 4b-QP, LP, Panoramic Mediafly Equity I, LLC, Panoramic ShiftMed Equity I, LLC, Panoramic ShiftMed Equity I-QP, LLC, Panoramic Connexpay Equity II-AI, LLC, Panoramic Connexpay Equity II-QP, LLC, BIP Capital 2080 Media Investments IV, LLC, BIP Capital 2080 Media Investment V, LLC, BIP Capital 2080 Media Investment VI, LLC, BIP AchieveIt Investments, LLC, BIP VoApps Series A, LLC, BIP Early Stage Fund I, LP, BIP Early Stage Fund I-QP, LP, BIP Capital AchieveIt Series D, LLC, BIP Capital AchieveIt Series E, LLC, BIP Capital Growth Fund III, LP, BIP Capital Growth Fund III-QP, LP, BIP Capital Wellview Series A-3, LLC, BIP Capital Huddle I, LLC, BIP Capital Huddle I-QP, LLC, BIP Capital EmpowHR Convertible Note I, LLC, BIP Capital EmpowHR Convertible Note II, LLC, Panoramic EmpowHR Equity I, LLC, Panoramic ShiftMed Equity II-AI, LLC, Panoramic ShiftMed Equity II-QP, LLC, Panoramic 2080 Media Equity XI-AI, LLC, Panoramic 2080 Media Equity XI-QP, LLC, Panoramic Joymo Equity I, LLC, BIP Ventures Velocity Convertible Note I, LLC, BIP Ventures Annex Fund 5-AI, LP, BIP Ventures Annex Fund 5-QP, LP

File No. 812-[•]

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i)

OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

4

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on March 5, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	BIP Ventures Evergreen BDC (the “Company” or the “Existing Regulated Fund”), a Delaware statutory trust formed under the Delaware Statutory Trust Act and an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•	BIP Capital, LLC (“BDC Adviser”), the investment adviser of the Company and certain Existing Affiliated Funds (as defined below) that are identified in Appendix A, registered under the Investment Advisers Act of 1940 (the “Advisers Act”), on behalf of itself and its successors.3

•	BIP Capital Management Services, LLC (“CMS Adviser”), an affiliate of BDC Adviser and the investment adviser of certain Existing Affiliated Funds that are identified in Appendix A, registered under the Advisers Act.

•	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c) (7) of the 1940 Act (the “Existing Affiliated Funds”; together with the Existing Regulated Fund, BDC Adviser and CMS Adviser, the “Applicants”).4

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 BIP Ventures Evergreen BDC, et al (File No. 812-15502) Investment Company Act Rel. Nos. 35127 (February 8, 2024) (notice) and 35151 (March 5, 2024) (order).

3 The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

5

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A. The Company

The Company was organized under the Delaware Statutory Trust Act on August 10, 2022 and has elected to be regulated as a BDC under the 1940 Act. The Company has filed a registration statement on Form 10 to register its shares under the Securities Exchange Act of 1934, as amended. The Company intends to be taxed as a partnership under the Internal Revenue Code of 1986, as amended.

The Company’s objectives and strategies are to maximize capital appreciation by investing in a portfolio primarily consisting of common and preferred equity investments in target U.S.-based portfolio companies, which are qualifying as “eligible portfolio companies” under the 1940 Act. The Company may also invest on an opportunistic basis in “non-qualifying” investments, such as investments in non-U.S. companies that otherwise meet the Company’s objectives and strategies.

5 “Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

6 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

8 “Adviser” means BDC Adviser, CMS Adviser, and any other investment adviser controlling, controlled by, or under common control with BDC Adviser and/or CMS Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

6

BDC Adviser is the investment adviser to the Company. The Company’s business and affairs are managed under the direction of a board of trustees currently comprised of seven trustees, five of whom are not “interested” persons of the Company within the meaning of 2(a)(19) of the 1940 Act (the “Company Board” and together with any Future Regulated Fund’s board of directors, the “Board”).10

B. The Existing Affiliated Funds

The Existing Affiliated Funds are entities whose investment adviser is BDC Adviser or CMS Adviser and that would be investment companies but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.11 The Existing Affiliated Funds pursue strategies focused on investing in a variety of fixed-income and equity securities.

C. BDC Adviser

BDC Adviser is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. BDC Adviser serves as the investment adviser to the Company and manages the Company’s portfolio in accordance with its objectives and strategies. BDC Adviser makes investment decisions for the Company (subject to the oversight of the Company Board) and certain Existing Affiliated Funds identified in Appendix A, including identifying and negotiating the structure of the investments it makes and otherwise managing its day-to-day operations. In the future, BDC Adviser may delegate its portfolio management responsibilities of a Regulated Fund to one or more non-affiliated sub-advisors.

D. CMS Adviser

CMS Adviser, an affiliate of BDC Adviser, is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. CMS Adviser serves as the investment adviser to certain Existing Affiliated Funds identified in Appendix A and manages each such funds’ portfolios in accordance with its objectives and strategies. CMS Adviser makes investment decisions for each such fund, including identifying and negotiating the structure of the investments it makes and otherwise managing its day-to-day operations. CMS Adviser seeks relief for the Existing Affiliated Funds that it manages because the CMS Adviser is under common control with BDC Adviser.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC. Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation

10 The Board of each Future Regulated Fund will consist of a majority of members who are not 'interested persons' of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

11 In the future, an Affiliated Entity may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

12 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

7

by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). BDC Adviser and CMS Adviser are each majority-owned by Mark Buffington, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the BDC Adviser, CMS Adviser, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with BDC Adviser, CMS Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such

13 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

14 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

15 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

8

Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6. Dispositions:

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7. Board Oversight

16 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

17 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

18 The Affiliated Entities may adopt shared Co-Investment Policies.

19 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

20 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

9

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.
(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.
(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.
(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous

21 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

10

than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Todd Knudsen Chief Financial Officer BIP Ventures Evergreen BDC 3575 Piedmont Rd NE Building 15, Suite 730 Atlanta, GA 30305 678-528-7951 tknudsen@bipventures.vc	Kara Mullins VP Finance BIP Ventures 3575 Piedmont Rd NE Building 15, Suite 730 Atlanta, GA 30305 678-528-7951 kmullins@bipventures.vc

13

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Blake E. Estes, Esq. Alston & Bird LLP 90 Park Avenue New York, NY 10016 (212) 210-9415 Blake.Estes@alston.com

22 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

11

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 12th day of June, 2025.

BIP VENTURES Evergreen BDC

By: BIP Capital, LLC - Guarantor

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Management Services, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund II, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

12

BIP Capital Mini Fund II-QP, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund III, LP

By: BIP Capital Equity Partners IV, LLC its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund III-QP, LP

By: BIP Capital Equity Partners IV, LLC its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund IIIb, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund IIIb-QP, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Venture Fund IV, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Venture Fund IV-QP, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

13

Panoramic Annex Fund 4, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Annex Fund 4-QP, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Venture Fund 5, LP

By: Panoramic Venture GP 5, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Venture Fund 5-QP, LP

By: Panoramic Venture GP 5, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital 2080 Media Equity VII, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital 2080 Media Equity X, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital AchieveIt Series E-1, LLC

By: BIP Capital LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

14

BIP Capital ConnexPay Convertible Note I, LLC

By: BIP Capital LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital ConnexPay Equity I, LLC

By: BIP Capital LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Huddle Convertible Note, LLC

By: BIP Capital LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Huddle Equity II, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital PAN Convertible Note, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital PAN Equity I, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital PAN Equity II, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

15

Name: Mark A. Buffington

Title: Manager

BIP Capital Wellview Senior Debt II, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Trella Acquisition I, LP

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Trella Acquisition I-QP, LP

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic UserIQ Equity II, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Wellview Sentry Merger I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Annex Fund 4b, Lp

By: BIP Capital Equity Partners IV, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Annex Fund 4b-QP, Lp

By: BIP Capital Equity Partners IV, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

16

Title: Manager

Panoramic Mediafly Equity I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic ShiftMed Equity I, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic ShiftMed Equity I-QP, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Connexpay Equity II-AI, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Connexpay Equity II-QP, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital 2080 Media Investment IV, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital 2080 Media Investment V, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital 2080 Media Investments VI, LLC

17

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP AchieveIt Investments, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP VoApps Series A, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Early Stage Fund I, LP

By: BIP Early Stage Partners I, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Early Stage Fund I-QP, LP

By: BIP Early Stage Partners I, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital AchieveIt Series D, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital AchieveIt Series E, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital Growth Fund III, LP

By: BIP Capital Equity Partners III, LLC its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Growth Fund III-QP, LP

By: BIP Capital Equity Partners III, LLC its general partner

18

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Wellview Series A-3, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital Huddle I, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital Huddle I-QP, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital EmpowHR Convertible Note I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital EmpowHR Convertible Note II, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic EmpowHR Equity I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic ShiftMed Equity II-AI, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

19

Panoramic ShiftMed Equity II-QP, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic 2080 Media Equity XI-AI, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic 2080 Media Equity XI-QP, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Joymo Equity I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

20

BIP VENTURES VELOCITY CONVERTIBLE NOTE I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Ventures ANNEX FUND 5-AI, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP VENTURES ANNEX FUND 5-QP, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

21

APPENDIX A

EXISTING AFFILIATED FUNDS

All Existing Affiliated Funds are advised by an Adviser as set forth below:

A.       Adviser is BIP Capital, LLC:

1.       BIP Capital Mini Fund, LP;

2.       BIP Capital Mini Fund II, LP;

3.       BIP Capital Mini Fund II-QP, LP;

4.       BIP Capital Mini Fund III, LP;

5.       BIP Capital Mini Fund III-QP, LP;

6.       BIP Capital Mini Fund IIIb, LP;

7.       BIP Capital Mini Fund IIIb-QP, LP;

8.       BIP Capital Venture Fund IV, LP;

9.       BIP Capital Venture Fund IV-QP, LP;

10.     Panoramic Annex Fund 4, LP;

11.     Panoramic Annex Fund 4-QP, LP;

12.     Panoramic Venture Fund 5, LP;

13.     Panoramic Venture Fund 5-QP, LP;

14.     BIP Capital 2080 Media Equity VII, LLC;

15.     BIP Capital 2080 Media Equity X, LLC;

16.     BIP Capital AchieveIt Series E-1, LLC;

17.     BIP Capital ConnexPay Convertible Note I, LLC;

18.     BIP Capital ConnexPay Equity I, LLC;

19.     BIP Capital Huddle Convertible Note, LLC;

20.     BIP Capital Huddle Equity II, LLC;

21.     BIP Capital PAN Convertible Note, LLC;

22.     BIP Capital PAN Equity I, LLC;

23.     BIP Capital PAN Equity II, LLC;

24.     BIP Capital Wellview Senior Debt II, LLC

25.     Panoramic Trella Acquisition I, LP;

26.     Panoramic Trella Acquisition I-QP, LP;

27.     Panoramic UserIQ Equity II, LLC;

28.     Panoramic Wellview Sentry Merger I, LLC;

29.     Panoramic Annex Fund 4b, LP;

30.     Panoramic Annex Fund 4b-QP, LP;

31.     Panoramic Mediafly Equity I, LLC;

32.     Panoramic ShiftMed Equity I, LLC;

33.     Panoramic ShiftMed Equity I-QP, LLC;

34.     Panoramic Connexpay Equity II-AI, LLC;

35.     Panoramic Connexpay Equity II-QP, LLC;

36.     BIP Capital EmpowHR Convertible Note I, LLC;

37.     BIP Capital EmpowHR Convertible Note II, LLC;

38.     Panoramic EmpowHR Equity I, LLC

39.     Panoramic ShiftMed Equity II-AI, LLC;

40.     Panoramic ShiftMed Equity II-QP, LLC;

41.     Panoramic 2080 Media Equity XI-AI, LLC;

42.     Panoramic 2080 Media Equity XI-QP, LLC;

43.     Panoramic Joymo Equity I, LLC;

44.     BIP Ventures Velocity Convertible Note I, LLC;

45.     BIP Ventures Annex Fund 5-AI, LP; and

46.     BIP Ventures Annex Fund 5-QP, LP

22

B.       Adviser is BIP Capital Management Services, LLC:

1.       BIP Capital 2080 Media Investments IV, LLC;

2.       BIP Capital 2080 Media Investment V, LLC;

3.       BIP Capital 2080 Media Investment VI, LLC;

4.       BIP AchieveIt Investments, LLC;

5.       BIP VoApps Series A, LLC;

6.       BIP Early Stage Fund I, LP;

7.       BIP Early Stage Fund I-QP, LP;

8.       BIP Capital AchieveIt Series D, LLC;

9.       BIP Capital AchieveIt Series E, LLC;

10.     BIP Capital Growth Fund III, LP;

11.     BIP Capital Growth Fund III-QP, LP;

12.     BIP Capital Wellview Series A-3, LLC;

13.     BIP Capital Huddle I, LLC; and

14.     BIP Capital Huddle I-QP, LLC

23

APPENDIX B

VERIFICATION

The undersigned states that he or she has duly executed the attached application, dated June 12, 2025 for and on behalf of the applicants listed below, that he holds the office with each such entity as indicated below, and that all actions by officers, directors, members, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his or her knowledge, information and belief.

BIP VENTURES Evergreen BDC

By: BIP Capital, LLC - Guarantor

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Management Services, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund II, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund II-QP, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

24

BIP Capital Mini Fund III, LP

By: BIP Capital Equity Partners IV, LLC its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund III-QP, LP

By: BIP Capital Equity Partners IV, LLC its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund IIIb, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Mini Fund IIIb-QP, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Venture Fund IV, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Venture Fund IV-QP, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Annex Fund 4, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

25

Panoramic Annex Fund 4-QP, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Venture Fund 5, LP

By: Panoramic Venture GP 5, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Venture Fund 5-QP, LP

By: Panoramic Venture GP 5, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital 2080 Media Equity VII, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital 2080 Media Equity X, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital AchieveIt Series E-1, LLC

By: BIP Capital LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital ConnexPay Convertible Note I, LLC

By: BIP Capital LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

26

Title: Manager

BIP Capital ConnexPay Equity I, LLC

By: BIP Capital LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Huddle Convertible Note, LLC

By: BIP Capital LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Huddle Equity II, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital PAN Convertible Note, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital PAN Equity I, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital PAN Equity II, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Wellview Senior Debt II, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

27

Title: Manager

Panoramic Trella Acquisition I, LP

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Trella Acquisition I-QP, LP

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic UserIQ Equity II, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Wellview Sentry Merger I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Annex Fund 4b, Lp

By: BIP Capital Equity Partners IV, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Annex Fund 4b-QP, Lp

By: BIP Capital Equity Partners IV, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Mediafly Equity I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

28

Title: Manager

Panoramic ShiftMed Equity I, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic ShiftMed Equity I-QP, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Connexpay Equity II-AI, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Connexpay Equity II-QP, LLC

By: BIP Capital, LLC, its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital 2080 Media Investment IV, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital 2080 Media Investment V, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital 2080 Media Investments VI, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP AchieveIt Investments, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

29

Title: Managing Director

BIP VoApps Series A, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Early Stage Fund I, LP

By: BIP Early Stage Partners I, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Early Stage Fund I-QP, LP

By: BIP Early Stage Partners I, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital AchieveIt Series D, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital AchieveIt Series E, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital Growth Fund III, LP

By: BIP Capital Equity Partners III, LLC its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Growth Fund III-QP, LP

By: BIP Capital Equity Partners III, LLC its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital Wellview Series A-3, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

30

Title: Managing Director

BIP Capital Huddle I, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital Huddle I-QP, LLC

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Managing Director

BIP Capital EmpowHR Convertible Note I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Capital EmpowHR Convertible Note II, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic EmpowHR Equity I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic ShiftMed Equity II-AI, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic ShiftMed Equity II-QP, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

31

Panoramic 2080 Media Equity XI-AI, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic 2080 Media Equity XI-QP, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

Panoramic Joymo Equity I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP VENTURES VELOCITY CONVERTIBLE NOTE I, LLC

By: BIP Capital, LLC its manager

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Ventures ANNEX FUND 5-AI, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

BIP Ventures ANNEX FUND 5-QP, LP

By: BIP Capital Equity Partners IV, LLC, its general partner

By: /s/ Mark A. Buffington

Name: Mark A. Buffington

Title: Manager

32

EXHIBIT A

Resolutions Adopted of the Board of Trustees (the “Board”) of BIP Ventures Evergreen BDC (the “Company”)

WHEREAS, the Board has considered the Company’s Co-Investment Exemptive Application (the “Co-Investment Exemptive Application”), for an order of the SEC pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act; and

NOW, THEREFORE, BE IT RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company to make or cause to be made, and to execute and cause to be filed with the SEC, a Co-Investment Exemptive Application, as any such officer or officers may deem necessary or advisable; and

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company to make or cause to be made, and to execute and cause to be filed with the SEC, any and all amendments to such Co-Investment Exemptive Application, effecting such changes as any such officer or officers may deem necessary or advisable; and

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

(Adopted by the Board of Trustees on May 6, 2025)

33